77 King St. W., Suite 4010
P.O. Box 159
Toronto, Ontario
Canada M5K 1H1

GRANITE ANNOUNCES FIRST QUARTER 2023 RESULTS

May 10, 2023, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three month period ended March 31, 2023.

FIRST QUARTER 2023 HIGHLIGHTS

Highlights for the three month period ended March 31, 2023, including events subsequent to the quarter, are set out below:

Financial:
•Granite's net operating income ("NOI") was $107.4 million in the first quarter of 2023 compared to $91.2 million in the prior year period, an increase of $16.2 million primarily as a result of net acquisition activity, the completion of developments and expansions beginning in the first quarter of 2022, and contractual rent adjustments;
•Same property NOI - cash basis(4) increased by 5.4% for the first quarter of 2023, excluding the impact of foreign exchange;
•Funds from operations ("FFO")(1) was $79.6 million ($1.25 per unit) in the first quarter of 2023 compared to $69.4 million ($1.05 per unit) in the first quarter of 2022;
•Adjusted funds from operations ("AFFO")(2) was $75.1 million ($1.18 per unit) in the first quarter of 2023 compared to $65.9 million ($1.00 per unit) in the first quarter of 2022;
•During the three month period ended March 31, 2023, the Canadian dollar weakened against the US dollar and the Euro relative to the prior year period. The impact of foreign exchange for FFO for the three month period ended March 31, 2023, relative to the same period in 2022, was $0.06 per unit, and for AFFO, the impact of foreign exchange was $0.05 per unit;
•AFFO payout ratio(3) was 68% for the first quarter of 2023 compared to 77% in the first quarter of 2022;
•Granite recognized $73.0 million in net fair value losses on investment properties in the first quarter of 2023 which were attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets, the lease renewals of three special purpose properties in Austria and Germany, and the stabilization of three properties under development in Houston, Texas, which were completed and transferred to income-producing properties during the first quarter of 2023. The value of investment properties was increased by unrealized foreign exchange gains of $32.5 million in the first quarter of 2023 primarily resulting from the relative weakening of the Canadian dollar against the Euro as at March 31, 2023; and
•Granite's net income in the first quarter of 2023 was $9.8 million in comparison to net income of $497.7 million in the prior year period primarily due to a negative change in the fair value of investment properties of $563.6 million, partially offset by a $16.2 million increase in net operating income as noted above and a $78.5 million increase in income tax recovery.

Developments:

During the first quarter of 2023, including the subsequent events period, Granite achieved the following milestones with respect to its development and expansion pipeline:

10144 and 10207 Veterans Drive, Avon IN
•On March 30, 2023, Granite closed on the previously announced forward purchase of two completed industrial properties totaling 1.0 million square feet in Avon, Indiana for total proceeds of $106.9 million (US$79.0 million). In conjunction with closing, the loan made by Granite to the developer with an outstanding balance of $76.8 million (US$56.4 million) was repaid. The properties are located in close proximity to significant distribution infrastructure with access to major highways/thoroughfares providing regional and national connectivity. The properties were acquired vacant and leasing activity is underway.

10144 and 10207 Veterans Drive, Avon IN

Highway 109 Business Park, Lebanon TN
•On April 6, 2023, Granite reached substantial completion of three properties totaling 509,250 square feet in Lebanon, Tennessee. These state-of-the-art facilities have modern features including 32’ clear heights, LED lighting and other sustainable design features. The properties have direct access to Highway 109, and are located 19 miles from Nashville International Airport and 24 miles from downtown Nashville. Leasing of the properties is underway and subsequent to quarter end, Granite signed a lease for 66,500 square feet with an industrial packaging company commencing in June 2023 for a 10.2 year term.

Highway 109 Business Park, Lebanon TN

905 Belle Lane, Bolingbrook IL

•On April 12, 2023, Granite reached substantial completion of its 220,620 square foot development in Bolingbrook, Illinois. The building is 100% leased to La-Z-Boy Manufacturing for an initial term of 12.4 years. The facility has modern features including cross-dock configuration, 32’ clear heights, expandable parking and trailer stalls, upgraded dock equipment and sustainability features. The property is well located with visibility from the I-55 which offers connectivity between Chicago and the southern United States.

905 Belle Lane, Bolingbrook IL

The newly constructed properties in Avon, IN received Two Green Globes certification upon completion and the Lebanon,TN, and Bolingbrook, IL properties are also expected to receive green building certifications to meet the criteria of Eligible Green Projects (as defined in Granite's Green Bond Framework, which is available on Granite’s website).

Operations:
•During the first quarter of 2023, Granite achieved average rental rate spreads of 3% over expiring rents representing approximately 805,000 square feet of renewals completed in the quarter, of which approximately 678,000 square feet related to a contractual renewal at expiring rents of an existing lease in the United States. The remaining approximately 127,000 square feet of renewals in Europe achieved an average rental rate spread of 9%.
•On March 15, 2023, Granite completed the disposition of a property located in Muncie, Indiana, for total proceeds of $24.7 million (US$17.9 million). The property is leased to a subsidiary of Magna International Inc. As at March 31, 2023, one income-producing property located in Canada was classified as an asset held for sale with a fair value of $17.5 million.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

(in millions, except as noted)
For the three months ended March 31,	2023	2022
Revenue	$129.6	$108.6
Net operating income ("NOI")	$107.4	$91.2
Net income attributable to stapled unitholders	$9.8	$497.7
Funds from operations ("FFO")(1)	$79.6	$69.4
Adjusted funds from operations ("AFFO")(2)	$75.1	$65.9
Diluted FFO per stapled unit(1)	$1.25	$1.05
Diluted AFFO per stapled unit(2)	$1.18	$1.00
Monthly distributions paid per stapled unit	$0.80	$0.78
AFFO payout ratio(3)	68%	77%

As at March 31, 2023 and December 31, 2022	2023	2022
Fair value of investment properties(9)	$8,952.1	$8,839.6
Assets held for sale(9)	$17.5	$41.2
Cash and cash equivalents	$117.2	$135.1
Total debt(5)	$2,951.5	$2,930.3
Net leverage ratio(6)	32%	32%
Number of income-producing properties(9)	133	128
Gross leasable area (“GLA”), square feet(9)	62.1	59.4
Occupancy, by GLA	97.8%	99.6%
Magna as a percentage of annualized revenue(8)	26%	26%
Magna as a percentage of GLA	20%	20%
Weighted average lease term in years, by GLA	6.7	5.9
Overall capitalization rate(7)	5.0%	4.9%

A more detailed discussion of Granite’s combined financial results for the three month periods ended March 31, 2023 and 2022 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position ("MD&A") and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic

Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

CONFERENCE CALL

Granite will hold a conference call on Thursday, May 11, 2023 at 11:00 a.m. (ET). The toll free number to use for this call is 1 (800) 920-3395. For international callers, please call 1 (416) 641-6700. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416) 626-4100 (international) and enter reservation number 22026631. The replay will be available until Monday, May 22, 2023.

ANNUAL MEETING OF UNITHOLDERS

Granite’s Annual Meeting of Unitholders will take place on June 8, 2023 at 10:00 a.m. (ET) in person at Vantage Venues located at 150 King Street West, 27th Floor, Main Dining Room, Toronto, Ontario. Refer to the “Voting Information and General Proxy Matters” within Granite’s Management Information Circular/Proxy Statement for detailed instructions on how to vote at the Meetings. A live webcast of the Meetings will be available through Granite’s website at https://granitereit.com/investors/unitholder-shareholder-meetings/ in which Unitholders may listen to the live webcast and will have the ability to ask questions, but will not have the ability to vote virtually. The webcast of the Meetings will be archived on our website following the Meetings at https://granitereit.com/investors/unitholder-shareholder-meetings/.

OTHER INFORMATION

Additional property statistics as at March 31, 2023 have been posted to our website at https://granitereit.com/property-statistics-q1-2023. Copies of financial data and other publicly filed documents are available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 142 investment properties representing approximately 62.8 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES, RATIOS AND RECONCILIATIONS

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI - cash basis, constant currency same property NOI - cash basis, total debt and net debt, net leverage ratio, available liquidity, and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.
(1)FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see table below). FFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

(2)AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by the REALPAC Guidelines. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

		Three Months Ended March 31,
(in millions, except per unit amounts)		2023	2022
Net income attributable to stapled unitholders		$9.8	$497.7
Add (deduct):
Fair value losses (gains) on investment properties, net		73.0	(490.6)
Fair value losses (gains) on financial instruments, net		0.5	(4.6)
Loss on sale of investment properties		0.6	0.4
Deferred tax (recovery) expense		(12.3)	66.5
Fair value remeasurement of the Executive Deferred Stapled Unit Plan		4.6	—
Fair value remeasurement of the Directors Deferred Stapled Unit Plan(1)		1.3	—
Non-controlling interests relating to the above		2.1	—
FFO	[A]	$79.6	$69.4
Add (deduct):
Maintenance or improvement capital expenditures incurred		(0.1)	(1.1)
Leasing costs		(0.4)	(2.0)
Tenant allowances		(0.6)	—
Tenant incentive amortization		1.1	1.2
Straight-line rent amortization		(4.6)	(1.6)
Non-controlling interests relating to the above		0.1	—
AFFO	[B]	$75.1	$65.9
Basic FFO per stapled unit	[A]/[C]	$1.25	$1.06
Diluted FFO per stapled unit	[A]/[D]	$1.25	$1.05
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$1.18	$1.00
Basic weighted average number of stapled units	[C]	63.7	65.7
Diluted weighted average number of stapled units	[D]	63.9	65.8

(3)The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-IFRS performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

		Three Months Ended March 31,
(in millions, except as noted)		2023	2022
Monthly distributions declared to unitholders	[A]	$51.0	$50.9
FFO	[B]	79.6	69.4
AFFO	[C]	75.1	65.9
FFO payout ratio	[A]/[B]	64%	73%
AFFO payout ratio	[A]/[C]	68%	77%
(4)Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

	Sq ft(1)	Three Months Ended March 31,
	(in millions)	2023	2022	$ change	% change
Revenue		$129.6	$108.6	21.0
Less: Property operating costs		22.2	17.4	4.8
NOI		$107.4	$91.2	16.2	17.8%
Add (deduct):
Straight-line rent amortization		(4.6)	(1.6)	(3.0)
Tenant incentive amortization		1.1	1.2	(0.1)
NOI - cash basis	62.1	$103.9	$90.8	13.1	14.4%
Less NOI - cash basis for:
Acquisitions	2.8	(4.7)	(0.8)	(3.9)
Developments	4.1	(1.8)	—	(1.8)
Dispositions and assets held for sale	4.7	(0.2)	(1.5)	1.3
Same property NOI - cash basis	55.2	$97.2	$88.5	8.7	9.8%
Constant currency same property NOI - cash basis(2)	55.2	$97.2	$92.2	5.0	5.4%
(1)    The square footage relating to the NOI — cash basis represents GLA of 62.1 million square feet as at March 31, 2023. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

(5)Total debt is calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels.
(6)The net leverage ratio is calculated as the net debt (a non-IFRS performance measure defined above) divided by the fair value of investment properties. The net leverage ratio is a non-IFRS ratio used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

As at March 31, 2023 and December 31, 2022		2023	2022
Unsecured debt, net		$2,983.8	$2,983.6
Derivatives, net		(121.8)	(138.4)
Lease obligations		33.7	33.7
Secured debt		55.8	51.4
Total debt		$2,951.5	$2,930.3
Less: cash and cash equivalents		117.2	135.1
Net debt	[A]	$2,834.3	$2,795.2
Investment properties	[B]	$8,952.1	$8,839.6
Net leverage ratio	[A]/[B]	32%	32%
(7)Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.
(8)Annualized revenue for each period presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(9)Assets held for sale are excluded from investment properties and related property metrics. Accordingly, one such asset that was held for sale at March 31, 2023 and two such assets that were held for sale at December 31, 2022 were excluded from investment properties and related metrics at March 31, 2023 and December 31, 2022, respectively.
(10)Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the unsecured revolving credit facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value and FFO and AFFO per unit; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s sale from time to time of stapled units under its ATM Program; the potential for expansion and rental growth at the property in Ajax, Ontario and the enhancement to the yield of the property from such potential expansion and rental growth; the development of three modern distribution facilities in Lebanon, Tennessee, and the yield from the development; the development of a 0.4 million square foot distribution facility on the 22.0 acre site in Brantford, Ontario, and the potential yield from the project; the development of a 0.2 million square foot built-to-suit modern distribution facility at a 13.0 acre site in Bolingbrook, Illinois, and the potential yield from the project; the development of a 1.3 million square foot multi-phased business park on the remaining 101.0 acres of land in Houston, Texas and the potential yield from the project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 1.3 million square foot multi-phased business park on the remaining 70.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of a 0.2 million square foot modern distribution/logistics facility on the 10.1 acres of land in Brant County, Ontario and the potential yield of the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; and the amount of any distributions and distribution increase. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2022 dated March 8, 2023, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.